UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Hanmi Financial Corporation

(Name of Issuer)
Common Stock, $.001 Par Value

(Title of Class of Securities)
410495105

(CUSIP Number)
July 1, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	410495105

1	NAMES OF REPORTING PERSONS GWI Enterprise Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Commonwealth of The Bahamas

	5	SOLE VOTING POWER

NUMBER OF		2,437,525

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,437,525

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,437,525

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.31%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	410495105

1	NAMES OF REPORTING PERSONS Mu Hak You

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Korea

	5	SOLE VOTING POWER

NUMBER OF		2,437,525

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,437,525

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,437,525

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.31%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
     This Schedule 13G is being filed on behalf of GWI Enterprise Ltd., a Bahamas limited liability company (“GWI”) and Mu Hak You, relating to common stock, par value $0.001 (the “Common Stock”) of Hanmi Financial Corporation, a Delaware corporation (the “Issuer”), purchased by GWI.

Item 1 (a)	Name of Issuer.

Hanmi Financial Corporation

Item 1 (b)	Address of Issuer’s Principal Executive Offices.

3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California

Item 2 (a)	Name of Person Filing.

GWI Enterprise Ltd.

Item 2 (b)	Address of Principal Business Office.

GWI Enterprise Ltd.
Kings Court, Bay Street
P.O. Box N-3944
Nassau, Bahamas

Item 2 (c)	Place of Organization.

The Commonwealth of The Bahamas

Item 2 (d)	Title of Class of Securities.

Common stock, par value $0.001

Item 2 (e)	CUSIP Number.

410495105

Item 3	Reporting Persons.

The persons filing are not listed in Items 3(a) through 3(j) of Schedule 13G.

Item 4	Ownership.

	(a)	Amount beneficially owned: GWI is the beneficial owner of 2,437,525 shares of Common Stock. Mr. Mu Hak You owns 100% of GWI.

(b)	Percent of class: 5.31%. This percentage is determined by dividing the number of Shares of Common Stock beneficially held by GWI and Mr. Mu Hak You by 45,905,549, the number of shares of Common Stock outstanding as of March 31, 2008 according to the Issuer’s report of Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

(c)	Number of shares as to which GWI and Mr. Mu Hak You have:

	(i)	Sole power to vote or to direct the vote: 2,437,525.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 2,437,525.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1	Joint Filing Agreement dated as of July 8, 2008 between GWI Enterprise Ltd. and Mu Hak You.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 8, 2008.

GWI ENTERPRISE LTD.

By:	/s/ Mu Hak You

	Name:	Mu Hak You
	Title:	Director

MU HAK YOU

/s/ Mu Hak You